Exhibit 19

Insider Trading and Public Disclosure Policy
The Davey Tree Expert Company and All Subsidiary Companies (“Davey Tree”)

This Insider Trading and Public Disclosure Policy (this “policy”) provides guidelines with respect to transactions in the securities of The Davey Tree Expert Company (the “Company”) and the handling of confidential information about the Company and the companies with which the Company does business. This policy applies to all officers of the Company and its subsidiaries, all members of the Company’s Board of Directors and all employees of the Company and its subsidiaries. The Company may also determine that other persons should be subject to this policy, such as contractors or consultants who have access to material non-public information. This policy also applies to certain family members, members of a person’s household and entities controlled or influenced by a person covered by this policy.
Family Members. This policy applies to your family members who reside with you (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings and in-laws), anyone else who lives in your household, and any family members who do not live in your household but whose transactions in the Company’s securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in securities. You are responsible for the transactions of these other persons.
Controlled Entities. This policy applies to any entities that you influence or control, and transactions by these controlled entities should be treated for the purposes of this policy and applicable securities laws as if they were for your own account.
STATEMENT OF POLICY
It is the policy of the Company that no director, officer or other employee of the Company or any of its subsidiaries (or any other person designated by this policy or by the Compliance Officer as subject to this policy) who is aware of material non-public information relating to the Company may, directly, or indirectly through family members or other persons or entities:
•Engage in transactions in the Company’s securities, except as otherwise specified in this policy;
•Disclose material non-public information to persons within the Company whose jobs do not require them to have that information, or outside of the Company to other persons, including without limitation family, friends and former employees, unless any such disclosure is made in accordance with the Company’s policies regarding the protection or authorized external disclosure of information regarding the Company; or
•Assist anyone engaged in the above activities.
MATERIAL INFORMATION
Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in arriving at a decision to buy, sell, or hold shares of the Company. Examples of insider information that might be material include non-public financial information, including projections of future earnings or losses, dividend increases or decreases, earnings estimates, expansion or curtailment of operations, increases or decreases in business, a merger or acquisition proposal or agreement, a joint venture, a company restructuring, the gain or loss of a significant customer or supplier, release of a significant new product or service, the effects of any natural disaster, terrorist event or other catastrophic event on the Company’s business, including any epidemic or pandemic, unusual borrowings or securities offerings, major litigation, a significant cybersecurity event, such as a data breach, liquidity problems, significant related party transactions, extraordinary management personnel developments, or purchases or sales of substantial assets. Material information could include information about the Company or its customers, suppliers, or competitors.
When Information is Considered Widely Disseminated
Information that has not been disclosed to the public is generally considered to be non-public information. In order to establish that the information has been disclosed to the public, it may be necessary to demonstrate that the information has been widely disseminated. For example, information generally would be considered widely disseminated if it has been disclosed through newswire services or public disclosure documents filed with the Securities and Exchange Commission (the “SEC”) that are available on the SEC’s website. By contrast, information would likely not be considered widely disseminated if it is available only to employees of the Company or its subsidiaries, or if it is only available to a select group of third parties.
Once information is widely disseminated, it is still necessary to afford sufficient time to absorb the information. As a general rule, information should not be considered fully absorbed until after the second full business day after the day on which the information is released. If, for example, the Company were to make an announcement on a Monday, you should not transact in the Company’s securities until Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply to the release of specific material non-public information.
INDIVIDUAL RESPONSIBILITY
Persons subject to this policy have ethical and legal obligations to maintain the confidentiality of information about the Company and not to engage in transactions in the Company’s securities while in possession of material non-public information. Each individual is responsible for making sure that they comply with this policy, and that any family member, household member or entity whose transactions are subject to this policy, as discussed below, also comply with this policy. In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company, the Compliance Officer or any other employee or director pursuant to this policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this policy or applicable securities laws.
ADMINISTRATION OF THE POLICY
The Compliance Officer, who is currently the General Counsel, shall be responsible for administration of this policy. All determinations and interpretations by the Compliance Officer shall be final and not subject to further review.
TRANSACTIONS SUBJECT TO THE POLICY
This policy applies to transactions in the Company’s securities, including the Company’s common stock, options to purchase common stock, stock appreciation rights, restricted stock units, and any other type of securities that the Company may issue. This policy also expressly applies to gifts and to purchases, sales and other transactions in shares of the Company’s common stock through the self-directed option of the Company’s 401(k) plan, if any.
STOCK OPTIONS AND RESTRICTED STOCK
This policy does not apply in the case of the following transactions, except as specifically noted:
Stock Option Exercises. This policy does not apply to the exercise of an employee stock option acquired pursuant to the Company’s plans. This policy does apply, however, to any sale of stock for the purpose of generating the cash needed to pay the exercise price of an option.
Restricted Stock Awards. This policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to
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satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. The policy does apply, however, to any sale of restricted stock.
PERSONS SUBJECT TO “SEMIANNUAL TRADING RESTRICTIONS”
The persons who are subject to “Semiannual Trading Restrictions” discussed later in this policy include all officers of the Company and its subsidiaries, all employees of the Company at the level of Vice President and Director of the Company, all members of the Company’s Board of Directors, all personnel in the finance department of the Company, and any additional persons that the Compliance Officer may designate (“Covered Persons”).
STOCK TRANSACTIONS WITH THE COMPANY
Selling to the Company
Section 16 Persons that have knowledge of material, non-public information that could adversely affect the value of the Company’s stock cannot sell shares to the Company or the ESOT.
Buying from the Company
Section 16 Persons that have knowledge of material, non-public information that could positively affect the value of the Company’s stock cannot purchase shares from the Company. The exercise of previously granted stock options at the grant price per share, however, is permissible.
ADDITIONAL PROCEDURES
These additional procedures are applicable only to those individuals described below.
Semiannual Trading Restrictions. Covered Persons, as well as their family members and controlled entities are subject to the semiannual trading restrictions discussed below. Covered Persons, as well as their family members and controlled entities may not conduct any transactions involving the Company’s securities (other than as otherwise specified by this policy), during two “Semiannual Blackout Periods,” with (1) the first Semiannual Blackout Period beginning on January 1 and ending after the second full business day following the date of the release of the year-end 401KSOT stock valuation and (2) the second Semiannual Blackout Period beginning on July 1 and ending after the second full business day following the date of the release of the midyear 401KSOT stock valuation.
Under certain very limited circumstances, a person subject to this restriction may be permitted to trade during a Blackout Period, but only if the Compliance Officer concludes that the person does not in fact possess material non-public information. Persons wishing to trade during a Blackout Period are required to contact the Compliance Officer for approval. If the Compliance Officer wishes to trade during a Blackout Period, the Compliance Officer is required to contact the Chief Executive Officer.
Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and non-public, the persons designated by the Compliance Officer may not trade the Company’s securities. In addition, the Company’s financial results may be sufficiently material in a particular fiscal quarter that, in the judgment of the Compliance Officer, Covered Persons and other designated persons should refrain from trading in the Company’s securities even sooner than the typical Blackout Period described above. In that situation, the Compliance Officer may notify these persons that they should not trade in the Company’s securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or extension of a Blackout Period will not be announced to the Company as a whole, and should not be communicated to any other person. Even if the Compliance Officer has not designated you as a person who should not trade due to an event-specific restriction, you should not trade while aware of material non-public information. Exceptions will not be granted during an event-specific trading restriction period.
Exceptions. The semiannual trading restrictions and event-driven trading restrictions do not apply to those transactions to which this policy does not apply, as described above under the heading “Stock Options and Restricted Stock.”
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POST-TERMINATION TRANSACTIONS
This policy continues to apply to transactions in the Company’s securities even after termination of service to the Company or any of its subsidiaries. If an individual is in possession of material non-public information when the individual’s service terminates, that individual may not trade in the Company’s securities until that information has become public or is no longer material.
PENALTIES FOR VIOLATIONS
Buying or selling shares while in possession of material, non-public information or the disclosure of this information to another person to enable him or her to decide whether to buy shares (“tipping”) may give rise to civil lawsuits or claims brought by the SEC. Under federal securities laws, an individual who trades while in possession of material non-public information (or tip information to others) is subject to: (a) civil fines for securities law violations resulting from insider trading, equal to the greater of $1 million or three times the profit realized or loss avoided; (b) criminal fines up to $5 million, plus inflation adjustments; and (c) prison sentences of up to 20 years.
Controlling persons may be subject to even greater penalties. The definition of a controlling person includes both the Company and individuals “with the power to influence or control the direction or the management, policies, or activities of another person.”
In addition, an individual’s failure to comply with this policy may subject the individual to Company-imposed sanctions, including dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.
COMPANY ASSISTANCE
Any person who has a question about this policy or its application to any proposed transaction may obtain additional guidance from the Compliance Officer.

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